Exhibit 10.1

January 7, 2021

Ms. Suping Liu Cheung

20987 Greenleaf Drive

Cupertino, CA

95014

Dear Suping,

I am pleased to offer you the full-time position of Chief Financial Officer, with Marrone Bio Innovations, Inc. (the “Company”), reporting to Kevin Helash, Chief Executive Officer. Your actual start date will be determined upon successfully passing your drug test and background check. We anticipate your start date to be on or before February 18, 2021. However, Human Resources will notify you as to when you can actually start your employment with Marrone Bio Innovations.

You will receive a base salary of $275,000.00 on an annualized basis. Your per payroll rate, prior to withholding, is $10,576.93 which is based on twenty-six (26) payrolls per calendar year. Direct deposit of paychecks to your bank account is available. In addition, you will receive a $50,000 (gross) sign on bonus, which will be paid in early April 2021, in line with the Company protocol.

Subject to final approval of our Board of Directors and/or Compensation Committee of the Board, you will be granted an option to purchase 400,000 shares of the Company’s common stock. The price per share of any approved option will be the closing price of our common stock as of the date on which the Compensation Committee approves the award. Your entitlement to any stock option that may be approved is, conditioned upon your signing of an Award Agreement and will be subject to its terms and the terms of our 2013 Stock Incentive Plan (as amended, the “Plan”). The option will vest over a period of four (4) years. One year from the date of grant of the option, 25% of the total shares will be vested. Such option will continue to vest over the remaining 3 years on a pro-rata basis equally each month over the period following the date of grant (2.083% per month over 36 months). The option shall continue to vest for so long as you provide “Continuous Service” to the Company or a “Related Entity” as those terms is defined in the Plan.

You will be eligible for the 2021 Company Bonus Plan which changes from year to year, must be approved by the Board of Directors, and is based on Company and individual goals. The determination of the Company with respect to the amount of any future bonuses earned, if any, will be final and binding. Your target bonus rate will range from 0% to 40%.

1540 Drew Avenue ● Davis, CA 95618 ● Phone: 530-750-2800

MBI will provide you with a company cell phone and laptop computer.

You will be eligible for the Company’s benefits programs on the first day of the first full month of your employment. The benefits currently offered are as follows:

●	Medical (HMO & PPO plans), Dental and Vision Insurance for you and your family. The Company will pay for 50% of your dependent premium for medical and dental insurance and you may pay the remaining 50% on a pre-tax basis under the Company’s medical plan.

●	Cafeteria Plan (Section 125 Plan) which gives you the ability to set aside a portion of your paycheck on a pre-tax basis for dependent premiums as well as set up a flexible spending account for dependent care and unreimbursed medical expenses.

●	Long-term Disability Insurance for you, and Life Insurance equal to one (1) time your base salary.

●	Voluntary Supplemental Term Life Insurance and AD&D.

You will be eligible to participate in the 401(k) Plan. Subject to terms of the Plan, you will receive a Company match of $1 for $1 for the first 3% of your salary you contribute and $0.50 for the next 2% of your salary (i.e. the maximum match is 4% if you contribute 5% of your salary).

You will be eligible to participate in the Employee Stock Purchase Plan beginning on the first offering period after your start date.

You will accrue 4.62 hours of vacation per pay period, which is equivalent to 120 hours on an annual basis.

In addition, to assist with your relocation, MBI will offer the following:

●	Upon starting employment, but not yet relocated to the Davis, CA area, MBI will provide temporary housing in Davis, CA booked & paid for by MBI. You may expense your mileage for travel between your home and Davis.
●	Relocation is expected to take place by September 1, 2021;
●	If your current home sells prior to closing on your new home, MBI will pay for up to a 30 day stay in a hotel in Davis, CA;
●	To ship household items, you will need to submit up to three (3) estimates from national moving companies, to be reviewed, approved and direct billed to MBI. This expense will be capped at $20,000.

1540 Drew Avenue ● Davis, CA 95618 ● Phone: 530-750-2800

In addition to a timely response, this offer is contingent upon successfully passing (1) an executive background check, which may include work references, criminal, and education credential checks and (2) a pre-employment drug test.

For purposes of federal immigration laws, you are required to provide to the Company documentary evidence of your identity and eligibility to work in the United States. Such documentation must be provided to us within three (3) business days of your date of hire or our contingent employment relationship with you will be terminated. You will also be required, as a condition of employment, to sign the Company’s standard Employee Confidential Information and Assignment Of Inventions Agreement.

Your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. We prefer that if you resign you would provide a four-week notice. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause. However, in the event that your employment is actually or constructively terminated by the Company without cause (not occurring in connection with a change of control of the Company) the Company will pay six (6) months’ severance, as well as, cost for COBRA medical and dental coverages.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to Human Resources. This letter sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement signed by the Company and by you.

Please respond no later than Monday, February 18, 2020. If we do not receive your acceptance by that time, we will assume you are not interested, and this offer will be automatically withdrawn without further action as we will need to proceed with other candidates we have for this position.

I look forward to continuing to build MBI together with you.

Sincerely,

/s/ Linda V. Moore

Linda V. Moore
EVP and General Counsel

I, _Sue Cheung________________________________________, accept the terms of this agreement.

Signature:	/s/ Sue Cheung

Date Signed:	1/25/2021

1540 Drew Avenue ● Davis, CA 95618 ● Phone: 530-750-2800